Exhibit 17.1

Broadcaster, Inc.

9201 Oakdale Avenue, Suite 200

Chatsworth, California 91311

February 22, 2008

Dr. Vincent Orza

2001 Cambridge Way

Edmond, OK 73013

Dear Dr. Orza,

I have received your resignation letter. Given that your removal from the Board by a majority of the Company’s shareholders is effective March 5, 2008, your recent resignation letter is entirely unnecessary. Consequently, the only possible explanation for your letter is that you wanted to publicly raise negative issues, irrespective of whether they have any merit, in an effort to distract attention away from your actions while serving on the Board. Although SEC filings, to which your letter must be attached, are not the proper forum to address your many misstatements and falsehoods, a few must be addressed to ensure that those who read your letter are not misled.

I believe many of your misplaced conflicts with the Board, management and certain major shareholders could have been prevented by some basic due diligence. I also believe that these conflicts were exacerbated by your personal relationship with a major shareholder and the Company’s terminated financier and advisor, Michael Gardner. I know you have great confidence in Mr. Gardner's business judgment given that he manages your personal investments; and I imagine it must have been nearly impossible for you to reject Mr. Gardner’s self-serving demands on the Board given that he sits on the Board of Trustees of the same university where you are the Dean of the Business School. Given your ties to Mr. Gardner, it comes as no surprise that you would defend him and help him transfer blame to others, now that it appears his plan to abandon the Company’s revenue generating business model in favor of his social networking concept has failed.

In your letter, you state your concern about the Company’s financial condition. You claim that we were spending cash at an alarming and irresponsible rate with little or no revenues. But even a cursory look at our operating budget and business plan shows that the Company had a Board approved plan to spend exactly the amount of cash we were spending. This plan, which you reviewed, and which was urged on the Board by Mr. Gardner, was consistent with many start up companies, in that it projected the Company would not generate revenue until some time in the future.

You say that while on the Board, it appeared to you that there were several unreported related party transactions. If this is true, why didn’t you report these transactions to the Audit Committee, of which you were a member? Why didn’t you report these related transactions to the Company’s securities counsel? Given your silence prior to your removal as a director, we are mystified as to why you would raise these issues now, on the eve of your departure. Ironically, at the recent Board of Directors meeting that you chose to miss, the Board agreed to retain outside counsel to investigate “related party transactions.” The law firm that you selected to investigate such transactions was retained. Of course, it is management’s expectation and understanding that this independent law firm will investigate all interested and related party transactions and not solely the transactions noted in your letter.

To suggest that we have made misleading statements at any time, much less in our SEC filings, is a very serious charge and if true, casts aspirations on your own actions and character. Of course, no such misleading statements have been made, evidenced in part by the fact you have not previously seen fit to tell anyone of these misleading statements. For the record, the SEC has not requested we re-state any filing. Our auditors also have not made this request. All the Company’s filings have been made in accordance with proper corporate governance and pursuant to the advice of counsel.

Citing specific examples, you allege that management has failed to follow Board directives. For example, you say that management failed to reduce staff per the Board’s direction. You are mistaken, by the end of 2007, management reduced staff from fifty-one to six employees. You also note that management unilaterally rescinded a letter of intent to engage in a transaction with another company. It is true that management rescinded the letter of intent, but as you should know, that decision was made to protect the Company and its shareholders from consummating a significant transaction without proper due diligence. Management understands that as a result of its decision to rescind the letter of intent, Mr. Gardner’s company was deprived of the significant fees it would have received had the transaction closed; but management cannot make decisions that benefit Mr. Gardner or his company to the exclusion of all other shareholders.

Through pending and anticipated litigation, the true facts surrounding how this Company went from a promising future to its current condition will be made clear and you will have to answer for your actions, chosen loyalties and alliances. Until then, the Company, on behalf of its public shareholders, hopes that you will not further destroy shareholder equity by falsely and wrongfully maligning current management who is working tirelessly to restore value to this Company for the benefit of its shareholders.

.

Sincerely,

/s/ Martin R Wade III

Martin R Wade III